SECURITIES & EXCHANGE COMMISSION
                           Washington, D.C. 20549
                           ______________________

                                 SCHEDULE 13G*
                                (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)
                              (Amendment No. )*

DVI Inc.
                               (Name of Issuer)

Common Stock
                        (Title of Class of Securities)

233343102
                                (CUSIP Number)

February 5, 1999
            (Date of event which requires filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule 13G is filed:

     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)





                           (Page 1 of 14 Pages)
________________
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 233343102                 13G                    Page 2 of 14 Pages

____________________________________________________________________________
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                           Granite Capital, L.P.
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
_____________________________________________________________________________
NUMBER OF      (5)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                701,680
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                701,680
_____________________________________________________________________________
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                701,680
_____________________________________________________________________________
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                                                4.9%
_____________________________________________________________________________
     (12)    TYPE OF REPORTING PERSON **
                                                 PN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 233343102                 13G                    Page 3 of 14 Pages

____________________________________________________________________________
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                           Granite Capital II, L.P.
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
_____________________________________________________________________________
NUMBER OF      (5)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                 25,200
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                 25,200
_____________________________________________________________________________
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 25,200
_____________________________________________________________________________
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                                               0.2%
_____________________________________________________________________________
     (12)    TYPE OF REPORTING PERSON **
                                                 PN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP No. 233343102                 13G                    Page 4 of 14 Pages

____________________________________________________________________________
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                  Granite Capital, L.L.C.
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
_____________________________________________________________________________
NUMBER OF      (5)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                 747,580
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                 747,580
_____________________________________________________________________________
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 747,580
_____________________________________________________________________________
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                                               5.2%
_____________________________________________________________________________
     (12)    TYPE OF REPORTING PERSON **
                                                 IA,OO
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP No. 233343102                 13G                   Page 5 of 14 Pages

____________________________________________________________________________
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                           Granum Value Fund
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
_____________________________________________________________________________
NUMBER OF      (5)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                 140,000
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                 140,000
_____________________________________________________________________________
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 140,000
_____________________________________________________________________________
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                                               1.0%
_____________________________________________________________________________
     (12)    TYPE OF REPORTING PERSON **
                                                 IV
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP No. 233343102                 13G                   Page 6 of 14 Pages

____________________________________________________________________________
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                           Granum Capital Management, L.L.C.
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
_____________________________________________________________________________
NUMBER OF      (5)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                 140,000
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                 140,000
_____________________________________________________________________________
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 140,000
_____________________________________________________________________________
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                                               1.0%
_____________________________________________________________________________
     (12)    TYPE OF REPORTING PERSON **
                                                 IA
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP No. 233343102                 13G                   Page 7 of 14 Pages

____________________________________________________________________________
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                  Lewis M. Eisenberg
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States
_____________________________________________________________________________
NUMBER OF      (5)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                 887,580
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                 887,580
_____________________________________________________________________________
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 887,580
_____________________________________________________________________________
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                                                6.2%
_____________________________________________________________________________
     (12)    TYPE OF REPORTING PERSON **
                                                 IN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP No. 233343102                 13G                   Page 8 of 14 Pages

____________________________________________________________________________
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                  Walter F. Harrison, III
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States
_____________________________________________________________________________
NUMBER OF      (5)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                 887,580
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                 887,580
_____________________________________________________________________________
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 887,580
_____________________________________________________________________________
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                                                6.2%
_____________________________________________________________________________
     (12)    TYPE OF REPORTING PERSON **
                                                 IN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP No. 233343102                 13G                   Page 9 of 14 Pages

The Schedule 13G of (i) Granite Capital, L.P., (ii) Granite Capital II, L.P.,
(iii) Granite Capital International Group, L.P., (iv) Granite Capital International Group, LLC, (v) Granite Advisory Corp., (vi) Granum Value Fund,
(vii) Granum Capital Management, LLC, (viii) Lewis M. Eisenberg and (ix) Walter
F. Harrison, III, relating to the Common Stock (par value $0.01) issued by
DVI Inc. the ("Company"):

Item 1(a).     Name of Issuer:

     The name of the issuer is DVI Inc. (the "Company").

Item 1(b).     Address of Issuer's Principal Executive Offices:

     The Company's principal executive offices are located at 500 Hyde Park, Doylestown, Pennsylvania 18901.

Item 2(a).     Name of Person Filing:

     This statement is filed by:
          (i) Granite Capital, L.P., a Delaware limited partnership ("Granite"), with respect to the shares of Common Stock (defined in Item 2(d) below) directly owned by it;

         (ii) Granite Capital II, L.P., a Delaware limited partnership ("Granite II"), with respect to the shares of Common Stock directly owned by it;

        (iii) Granite Capital, L.L.C., a Delaware limited liability company ("Granite L.L.C."), which serves as general partner of Granite and Granite II, and as investment manager to Granite Capital Overseas Limited, a Cayman Islands exempted company ("Granite Overseas"), with respect to the shares of Common Stock directly owned by Granite, Granite II and Granite Overseas;

         (iv) Granum Value Fund, a publicly registered mutual fund organized as a trust under the laws of the state of Delaware ("Granum Value"),with respect to the shares of Common Stock directly owned by it;

          (v) Granum Capital Management, L.L.C., a Delaware limited liability company ("Granum Management"), which serves as investment adviser to Granum Value, with respect to the shares of Common Stock directly owned by Granum Value;

         (vi) Lewis M. Eisenberg, a United States citizen ("Mr. Eisenberg"), who serves as a member of Granite L.L.C., as a member of Granum Advisors, as a member of Granum Management with respect to the shares of Common Stock directly owned by each of Granite, Granite II, Granite Overseas and Granum Value; and


CUSIP No. 233343102                 13G                    Page 10 of 14 Pages

       (vii) Walter F. Harrison, III, a United States citizen
             ("Mr. Harrison"), who serves as a member of Granite L.L.C., as a member of Granum Advisors, as a member of Granum Management with respect to the shares of Common Stock directly owned by each of Granite, Granite II, Granite Overseas and Granum Value.

      The foregoing persons are hereinafter collectively referred to as the "Reporting Persons". Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b).     Address of Principal Business Office or, if None, Residence:

     The address of the business office of each of the Reporting Persons is 126 East 56th Street, 25th Floor, New York, New York 10022.

Item 2(c).     Citizenship:

     Mr. Eisenberg and Mr. Harrison are citizens of the United States. Each of the other Reporting Persons is organized under the laws of the state of Delaware.

Item 2(d).     Title of Class of Securities:

     Common Stock, $0.01 par value (the "Common Stock").

Item 2(e).  CUSIP Number:  233343102

Item 3.  If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or
(c), check whether the person filing is a:

          (a) [ ] Broker or dealer registered under Section 15 of the Act,

          (b) [ ]   Bank as defined in Section 3(a)(6) of the Act,

          (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act,

          (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,

          (e) [ ]   Investment Adviser in accordance with Rule
                    13d-1 (b)(1)(ii)(E),

          (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),


CUSIP No. 233343102                 13G                   Page 11 of 14 Pages

          (g) [ ] Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),

          (h) [ ] Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

          (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

          (j) [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

          Not applicable.

Item 4.   Ownership.

     The percentages used in this Item 4 are calculated based upon 14,213,608 shares of Common Stock issued and outstanding as of October 31, 1999 as reported in the Company's Form 10-Q for the period ending September 30, 1999 plus 188,680 shares which could be obtained by the Reporting Persons as a result of its ownership of a convertible note.

A. Granite Capital, L.P.
           (a)   Amount beneficially owned: 701,680
           (b)   Percent of class: 4.9%
           (c)  (i) Sole power to vote or direct the vote: -0-
               (ii) Shared power to vote or direct the vote: 701,680
              (iii) Sole power to dispose or direct the disposition: -0-
               (iv) Shared power to dispose or direct the disposition: 701,680

B. Granite Capital II, L.P.
           (a)   Amount beneficially owned: 25,200
           (b)   Percent of class: 0.2%
           (c)  (i) Sole power to vote or direct the vote: -0-
               (ii) Shared power to vote or direct the vote: 25,200
              (iii) Sole power to dispose or direct the disposition: -0-
               (iv) Shared power to dispose or direct the disposition: 25,200

C. Granite Capital, L.L.C.
           (a)   Amount beneficially owned: 747,580
           (b)   Percent of class: 5.2%
           (c)  (i) Sole power to vote or direct the vote: -0-
               (ii) Shared power to vote or direct the vote: 747,580
              (iii) Sole power to dispose or direct the disposition: -0-
               (iv) Shared power to dispose or direct the disposition: 747,580


CUSIP No. 233343102                 13G                    Page 12 of 14 Pages

D. Granum Value Fund
           (a)   Amount beneficially owned: 140,000
           (b)   Percent of class: 1.0%
           (c)  (i) Sole power to vote or direct the vote: -0-
               (ii) Shared power to vote or direct the vote: 140,000
              (iii) Sole power to dispose or direct the disposition: -0-
               (iv) Shared power to dispose or direct the disposition: 140,000

E. Granum Capital Management, L.L.C.
           (a)   Amount beneficially owned: 140,000
           (b)   Percent of class: 1.0%
           (c)  (i) Sole power to vote or direct the vote: -0-
               (ii) Shared power to vote or direct the vote: 140,000
              (iii) Sole power to dispose or direct the disposition: -0-
               (iv) Shared power to dispose or direct the disposition: 140,000

F. Lewis M. Eisenberg
           (a)   Amount beneficially owned: 887,580
           (b)   Percent of class: 6.2%
           (c)  (i) Sole power to vote or direct the vote: -0-
               (ii) Shared power to vote or direct the vote: 887,580
              (iii) Sole power to dispose or direct the disposition: -0-
               (iv) Shared power to dispose or direct the disposition: 887,580

G. Walter F. Harrison, III
           (a)   Amount beneficially owned: 887,580
           (b)   Percent of class: 6.2%
           (c)  (i) Sole power to vote or direct the vote: -0-
               (ii) Shared power to vote or direct the vote: 887,580
              (iii) Sole power to dispose or direct the disposition: -0-
               (iv) Shared power to dispose or direct the disposition: 887,580

Item 5.     Ownership of Five Percent or Less of a Class.

     Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

     Granite L.L.C., the general partner of Granite and Granite II, and the investment manager to Granite Overseas, has the power to direct the affairs of Granite, Granite II and Granite Overseas, including decisions respecting the receipt of dividends and the disposition of the proceeds from the sale of shares of Common Stock. Messrs. Eisenberg and Harrison are members of Granite, L.L.C., and in that capacity direct its operations.


CUSIP No. 233343102                 13G                   Page 13 of 14 Pages

     Granum Management, the investment adviser to Granum Value, has the power to direct the affairs of Granum Value, including decisions respecting the receipt of dividends and the disposition of the proceeds from the sale of shares of Common Stock. Messrs. Eisenberg and Harrison are members of Granum Management, and in that capacity direct its operations.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not applicable.

Item 8.  Identification and Classification of Members of the Group.

     Please see Item 2.

Item 9.  Notice of Dissolution of Group.

     Not applicable.

Item 10.  Certification.

     Each of the Reporting Persons hereby makes the following certification:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



CUSIP No. 233343102                 13G                    Page 14 of 14 Pages

SIGNATURES
     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  February 16, 2000

GRANITE CAPITAL, L.P.
By:	Granite Capital, L.L.C.
	General Partner
By:	/s/ Lewis M. Eisenberg
	Lewis M. Eisenberg
	Member

GRANITE CAPITAL II, L.P.
By:	Granite Capital, L.L.C.
	General Partner
By:	/s/ Lewis M. Eisenberg
	Lewis M. Eisenberg
	Member

GRANITE CAPITAL, L.L.C.
By:	/s/ Lewis M. Eisenberg
	Lewis M. Eisenberg
	Member

GRANUM VALUE FUND
By:	Granum Capital Management, L.L.C.,
	Investment Adviser
By:	/s/ Lewis M. Eisenberg
	Lewis M. Eisenberg
	Member

GRANUM CAPITAL MANAGEMENT, L.L.C.
By:	/s/ Lewis M. Eisenberg
	Lewis M. Eisenberg
	Member

LEWIS M. EISENBERG
/s/ Lewis M. Eisenberg

WALTER F. HARRISON, III
/s/ Walter F. Harrison, III



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